Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
dated April 23, 2014
Registration No. 333-182468
Supplementing the Preliminary
Prospectus dated April 23, 2014
and Prospectus dated June 29, 2012

SENIOR HOUSING PROPERTIES TRUST

This information supplements the information contained in the preliminary prospectus supplement dated April 23, 2014 to the Prospectus dated June 29, 2012.

Pricing Term Sheet

$400,000,000 3.25% Senior Notes due 2019

$250,000,000 4.75% Senior Notes due 2024

Issuer:	Senior Housing Properties Trust

Expected Ratings: (Moody’s / S&P)*	Baa3 / BBB-

Security Type:	Senior Unsecured Notes

Format:	SEC Registered

Trade Date:	April 23, 2014

Settlement Date:	April 28, 2014 (T+3)

Interest Payment Dates:	May 1 and November 1, commencing November 1, 2014

Minimum Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

	3.25% Senior Notes due 2019	4.75% Senior Notes due 2024

Maturity Date:	May 1, 2019	May 1, 2024

Principal Amount:	$400,000,000	$250,000,000

Benchmark Treasury:	1.625% due March 31, 2019	2.75% due February 15, 2024

Benchmark Price / Yield:	99-18 ¼ / 1.716%	100-16+ / 2.69%

Spread to Benchmark Treasury:	+ 155 bps	+ 210 bps

Yield to Maturity:	3.266%	4.79%

Coupon:	3.25%	4.75%

Public Offering Price:	99.926%	99.684%

Net Proceeds (before expenses):	$397,304,000	$247,585,000

Redemption Provision: Make-Whole Amount:	Prior to February 1, 2019, T + 25 bps On or after February 1, 2019 (three months prior to their stated maturity	Prior to November 1, 2023, T + 35 bps On or after November 1, 2023 (six months prior to their stated maturity

	date), the redemption price will not include a Make-Whole Amount	date), the redemption price will not include a Make-Whole Amount

CUSIP / ISIN:	81721M AJ8 / US81721MAJ80	81721M AK5 / US81721MAK53

Joint Book-Running Managers:	Citigroup Global Markets Inc. Jefferies LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Joint Lead Managers:	BBVA Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated PNC Capital Markets LLC RBC Capital Markets, LLC Regions Securities LLC UBS Securities LLC

Co-Managers:

Capital One Securities, Inc.

Comerica Securities, Inc.

Mizuho Securities USA Inc.

RBS Securities Inc.

Santander Investment Securities Inc. SMBC Nikko Securities America, Inc. TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities.  Each rating may be subject to review, revision, suspension, reduction or withdrawal at any time and should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and a related prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the related prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer or any underwriter participating in the offering will arrange to send you the prospectus supplement and related prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146; Jefferies LLC toll-free at 1-877-547-6340; Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 and Wells Fargo Securities, LLC toll-free at 1-800-326-5897.

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